June 6, 2012


Edward L. Paz
Secretary of Brown Advisory Funds
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202


Re:     Brown Advisory Funds (the "Trust")
        File Nos. 811-22708 and 333-181202

Dear Mr. Paz:

        The staff has reviewed the Trust's registration statement, filed on Form N-1A on May 7, 2012.  The Trust currently proposes to offer two series, the Brown Advisory Winslow Sustainability Fund ("Sustainability Fund") and the Brown Advisory Tax Exempt Bond Fund ("Tax Exempt Fund") (collectively the "Funds").  Any comment given applies to both Funds unless the context otherwise requires.  We have the following comments.

## Prospectus

### General

Please explain the significance of "Winslow" in the name of the Sustainability Fund.   The prospectus discloses that Winslow Management Company joined Brown Advisory in 2009, yet there is no other reference to its existence as a separate entity or under contract with either Fund.

### Fees and Expenses

Please revise the "Fee Waiver and/or Expense Reimbursement" line item to indicate that it is a subtraction or reduction of the "Total Annual Fund Operating Expenses . . . Reimbursement" line item (*e.g.*, insert the word "less" or a minus sign).

The second footnote to the fee table is ambiguous regarding whether the board can terminate or amend the waiver agreement prior to October 31, 2014, and does not disclose any possibility of recoupment by the adviser.  Under the heading "Management-Other Service Providers/Fund Expenses," however, the prospectus discloses that payments made by the adviser are "subject to reimbursement" and that the Board may terminate the agreement at any time.  Please reconcile and revise the disclosure accordingly.

Given that the net expense ratio of each Fund is equal to the respective expense ceilings, it appears that neither Fund is expected to incur any expense excluded by the agreement, such as interest.  Please confirm in your response letter that the Funds do not anticipate incurring any expenses excluded by the agreement.  Also, file the agreement as an exhibit to the registration statement.

As noted below, the prospectus and Statement of Additional Information ("SAI") suggest  that the Funds may invest in other investment companies, including mutual funds, ETFs and closed-end funds, to the extent permitted by the Investment Company Act of 1940 ("Investment Company Act"), yet the fee table does not include a line item for Acquired Fund Fees and Expenses ("AFFE").  Please confirm in your response letter that the Funds anticipate AFFE to be less than one basis point, and that any expected amount of AFFE will be included under "Other Expenses," or revise the fee table and footnotes accordingly.

**Principal Investment Strategies**

For each Fund, it appears that all principal investment strategies and risks are not summarized in their respective Item 4 summary sections as required by Form N-1A.  For example, Private Placement Risk is identified in the prospectus as a principal risk of each Fund, but corresponding Item 4 strategy disclosure is not included.  Will the Tax Exempt Fund invest in private placements?   In addition, the disclosure identifies portfolio turnover as a principal risk of the Sustainability Fund, but there is no discussion of  portfolio turnover in the Fund's Item 4 strategy summary.  Further,  the disclosure under "Table of Investment Terms" and "Principal Risks" for this Fund identifies strategies and risks that are not disclosed in the summary (*e.g.*, mortgage and asset-backed securities, privately issued securities, non-investment grade securities, and small companies).  Moreover, the Tax Exempt Fund discloses that it will invest, as a principal strategy, in private activity bonds, yet the principal risk section does not summarize the risks of this investment.  The principal risk section identifies insurance or guarantees of municipal securities as a principal risk, yet the strategy disclosure omits any discussion of the Tax Exempt Fund investing in securities insured or guaranteed by a third party.  For each Fund, please reconcile and revise the principal risks with the principal strategies disclosure and confirm to the staff in your response letter that all principal investment strategies and risks are summarized in Item 4 as required by Form N-1A.

Further, the "Table of Investment Terms" at the back of the prospectus defines an "equity security" to include an equity interest in an ETF.  Also, the SAI discloses that the Funds may invest up to the extent permitted by the 1940 Act in other investment companies.  Is investing in ETFs, or other investment companies, a principal strategy of the Funds?  If yes, the summary and prospectus need to be revised accordingly.

The summary for the Sustainability Fund identifies investing in companies located in emerging markets as a principal strategy and risk, even though it may not invest more than 15 percent of its assets in foreign securities.  Please confirm that investing in companies located in emerging markets is a principal strategy and risk for the Fund.

With respect to investing in American Depository Receipts, please disclose the specific types (*i.e.*, sponsored and/or unsponsored), and all principal risks.

The summary for the Tax Exempt Fund discloses that it will invest in municipal "securities."  Please summarize the types of municipal securities in which the Fund will invest as a principal strategy, as well as any principal risks.  Also, the summary section states that the Fund will invest in a municipal security that "falls within the credit guidelines set for the Fund."  Please disclose these "credit guidelines" or minimum creditworthiness for investments by the Fund.

Liquidity risk is summarized as a principal risk of the Tax Exempt Fund.  Please disclose the "certain" securities in which it may invest that are subject to liquidity and valuation risks.  Please revise the strategy section if necessary.

The "Municipal Securities Risk" summary does not disclose the current austerity measures employed by many issuers of tax exempt securities, and the risks associated with reduced revenues.  Please revise the disclosure accordingly.

**Principal Investment Risks**

The prospectus discloses that an investment in a Fund is not an insured deposit.  Will the Funds be sold through financial institutions with guaranteed or insured accounts?

**Additional Information about the Funds' Principal Investment Strategies**

**Sustainability Fund**

Please disclose all the principal equity securities in which the Fund will invest.  Also, disclose the principal characteristics of the equity securities in which the Fund will invest.  For example, please disclose the principal differences between common and preferred stock.  Please disclose how the adviser will analyze investing in preferred stock and convertible stock.

Please clarify, in plain English, the meaning of "a record of admirable environmental behavior" and give the source of that clarification, (*e.g.*, the adviser, an independent third party source, etc.).   Also, list the "other sources" the adviser uses "to indentify companies that meet the Fund's definitions for environmental sustainability . . . within their relative market."

**Tax Exempt Fund**

Please disclose more precisely how the adviser will analyze the tax exempt securities in which the Fund will invest.

The prospectus discloses that the Fund may invest up to 20 percent of its assets in securities subject to AMT. Please clarify whether the Fund will invest in fully taxable securities.

Please disclose the limitations, if any, on the amount of assets the Fund may invest in the securities of issuers located in any one state. Also, please disclose the limitations, if any, on the amount the Fund may invest in securities backed by a source of revenue, such as toll roads or hospital bonds. To the extent the Fund proposes to invest more than 25 percent of its assets in the securities of issuers located in any one state, or in bonds backed by a single source of revenue, the prospectus should be revised, as well as, the concentration policy for the Fund.

If the Fund may invest in "private placements," please describe this type of transaction as it applies to municipal securities. For example, will the Fund invest in municipal securities which are directly placed with one placement agent? Please also disclose the risks associated with investing in municipal securities not sold through a public underwriting.

**Management – Other Service Providers/Fund Expenses**

The prospectus has two tables that list the advisory fees charged by each Fund. Is the duplication necessary?

**Choosing a Share Class**

Please disclose the services provided by the financial institutions and the adviser under the Shareholder Service Plan. Please disclose in the prospectus or SAI that shareholder servicing fees may be increased without shareholder approval.

**Your Account-How to Buy Shares**

The disclosure under this heading discusses how to sell shares. Please revise the heading accordingly.

**Fair Value Pricing, Account Transaction Policies**

Please disclose what entity determines fair value (*e.g.*, the adviser and/or pricing service). Also, disclose that the entity determining fair value will do so under procedures adopted by, and under the supervision of, the Board.

**Right to Reject Purchases**

Please disclose the maximum amount of time the Funds will take to reject or cancel a purchase order (*e.g.*, within 24 hours of receiving the shareholder's order).

**Redemption In-Kind**

Please disclose the types of securities the Funds will use to pay redemption proceeds (*i.e.*, liquid and/or illiquid securities).  If the Funds will distribute illiquid securities to pay redemptions, please disclose all related risks (*e.g.*, a shareholder may never be able to sell the illiquid security that he receives).

**Statement of Additional Information**

**Investment Policies and Risks**

Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (*e.g.*, insert headings to differentiate them).  Also, confirm in your response letter that all of the Funds' non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate.  In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the prospectus or make appropriate revisions to the prospectus.

**Options and Futures**

The SAI discloses that the Funds have no current intention of investing in options or futures except for hedging or "equitizing cash."  Please define and clarify the meaning of that phrase, and disclose the limits, if any, on the amount each Fund may invest in derivatives, including options and futures.

**Investment Company Securities**

Please disclose the investment objectives of the investment companies in which the Funds will invest.  For example, will the Funds invest in other investment companies in lieu of investing directly in the types of securities suggested by each Fund's name?

The SAI references the "certain exceptions" to the percentage limitations disclosed.  Will either Fund avail itself of these exceptions, such as Section 12(d)(1)(F) or rule 12d-3?  If so, the SAI should be revised accordingly.  Also, as discussed above, please clarify whether these investments constitute a principal strategy for each Fund.

**U.S. Government Securities**

The SAI discloses that "[e]ach Fund, to the extent permitted by the Prospectus, may invest in U.S. Government Securities."  The prospectus for the Funds does not, however, appear to discuss any limitations on the investment by either Fund in U.S. Government Securities.  Please revise the prospectus, SAI, or both, accordingly.

**Privately Issued Mortgage-Backed Securities**

The SAI discloses that that the Tax Exempt Fund may invest in privately issued mortgage-backed securities.  Please disclose who issues these securities.  Are they municipal securities subject to AMT, or fully taxable?

**Stripped Mortgage-Backed Securities**

The Tax Exempt Fund may invest in stripped mortgage-backed securities.  Please disclose the different aspects and risks of IOs and POs.  Please disclose why the Tax Exempt Fund, with an investment objective of high "current" income, will invest in POs.  Also, disclose who issues the stripped mortgage-backed securities in which the Fund will invest.

**Collateralized Mortgage Obligations**

Please clarify that CMOs backed by GNMA, FHLMC or FNMA securities are privately issued, are not considered U.S. Government Securities, and are subject to the risks of privately-issued securities.

**Illiquid and Restricted Securities**

With respect to the 15% threshold for investing in illiquid securities, please disclose each Fund's obligation to maintain this ceiling should it be exceeded.  For example, disclose that the Board will take prompt actions to reduce the amount of illiquid holdings back to 15 percent.

**Leverage Transactions-General**

The SAI discloses that each Fund "may" use leverage to increase returns.  Please revise the disclosure to state that each Fund has no current intent to use leverage, or disclose how, and the extent to which, each Fund may leverage.  Please revise the prospectus if leverage constitutes a principal investment strategy or involves a principal risk.

The SAI discloses that the Sustainability Fund may, "for other than temporary or emergency purposes," borrow up to 1/3 of its assets.  How much may the Fund borrow for emergency purposes?

Please revise this section to clarify whether each Fund may engage in reverse repurchase agreements as a means of borrowing and leverage.  Please disclose the maximum percentage of assets each Fund may invest (borrow) in reverse repurchase agreements.

## Senior Securities

Please revise the phrase "within 3 days," to "within 3 days, excluding holidays and Sundays." *See* Section 18f-1 of the Investment Company Act.

## Securities Lending

The SAI discloses that the Sustainability Fund may lend up to one-third of its assets to brokers, dealers, and other financial institutions.  The investment objective of the Sustainability Fund is "to seek capital appreciation."  Please disclose why the Sustainability Fund will lend portfolio securities.  Does it have an unarticulated secondary investment objective of income?

The SAI also discloses that the board will terminate a loan and reacquire the right to vote a security subject to a loan "if a material event adversely affecting the investment occurs."  Will the Fund unwind a loan in the event of a material vote?  Please clarify and revise the prospectus accordingly.

## Repurchase Agreements

How much may each Fund lend through repurchase agreements?

## Fundamental Limitations

It is a position of the staff of the Commission that concentration occurs when 25 percent or more of a fund's total assets are invested in an industry or a group of industries.  Accordingly, please revise the second fundamental limitation to state that the Sustainability Fund will not invest 25 percent or more of its total assets in an industry or a group of industries.  As discussed above, please revise the concentration policy for the Tax Exempt Fund if it proposes to invest 25 percent or more of its assets in any one state, or in securities backed by the revenues of a project.

## Non-Fundamental Limitations

If applicable, please add a non-fundamental investment limitation that discloses the total amount of assets each Fund may pledge as security for indebtedness. We note that any such amount should not exceed one-third of a Fund's total assets. *See* Section 18 of the Investment Company Act. *See also*, *Salomon Brothers*, pub. avail. (May 4, 1975).

**Information Regarding Portfolio Managers-Other Accounts Under Management**

Please confirm in your response letter that this sections describes the structure of, and the method used to determine, any compensation received by the portfolio managers with respect to their management of any other accounts besides the Funds. *See* Instruction 3 to paragraph (b) of Item 20 of Form N-1A. These revisions should disclose the form of compensation paid to the portfolio managers, including salary, bonus, deferred compensation, etc., (*e.g.*, cash or some other type of compensation (*e.g.*, stock options)) received for management of the Funds, as well as any other accounts.

**Portfolio Holdings**

Please clarify the current ongoing arrangements the Funds have with their service providers, or others, under which nonpublic information about the Funds' portfolio securities is made available in real-time on a daily basis. In particular, please disclose all such relationships and provide a comprehensive list of those service providers and other entities. *See* paragraph (f)(1)(v) of Item 16 of Form N-1A. The SAI states that the adviser has adopted its own policies for disclosing portfolio holdings. Please disclose that these policies of the adviser are in compliance with those of the board and are used by the adviser in furtherance of the board's policies and procedures. If the adviser provides information to certain entities on a continuous daily basis, please disclose this.

Please disclose what type of confidentiality agreements apply (*e.g.*, contractual) to the entities who may receive non-public portfolio information on an ad-hoc basis (*e.g.*, rating and ranking organizations), as well as to those with which the Funds have ongoing disclosure arrangements (*e.g.*, the adviser). The disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no contractual obligation of confidentiality, disclose that the board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Funds' portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

**Closing**

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.


Sincerely,


Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review